Golden Telecom, Inc.

Representation Office of

Golden TeleServices, Inc.

1 Kozhevnichesky Proezd

Moscow, Russia

February 22, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re:	Golden Telecom, Inc.’s Application for Withdrawal of Registration Statement on Form S-1 originally filed on June 14, 2000 and amended by amendment No. 1 thereto filed on June 30, 2000 and further amended by Post-Effective Amendment No. 1 on Form S-3 filed on April 27, 2001 (Registration No. 333-39260) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Golden Telecom, Inc. (the “Company”) respectfully requests and hereby applies for an order from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) granting the immediate withdrawal of the Company’s Registration Statement.

The grounds on which the Company makes this application are that the Company, VimpelCom Finance B.V. and Lillian Acquisition, Inc. entered into a merger agreement on December 21, 2007 and in accordance therewith the Company and the selling shareholders will not proceed with the offering. No securities were sold in connection with the public offering to be effected pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact our counsel, William Greason at 212-408-5527.

Sincerely,

GOLDEN TELECOM, INC.

By: /s/ Boris Svetlichny
Name: Boris Svetlichny
Title: Senior Vice President, Chief Financial Officer and Treasurer